================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)


                          LEUCADIA NATIONAL CORPORATION
                                (Name of Issuer)


  COMMON SHARES, $1 PAR VALUE                                    527288 5 10 4
(Title of class of securities)                                  (CUSIP number)


                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
       (Name, address and telephone number of person authorized to receive notices and communications)


                                DECEMBER 29, 2004
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.


                         (Continued on following pages)
                               (Page 1 of 7 pages)

================================================================================



NY2:\1495128\06\W1NC06!.DOC\76830.0146

----------------------------------------------------------------------------------                -------------------------------
CUSP No.  527288 5 10 4                                                                 13D
----------------------------------------------------------------------------------                -------------------------------
--------------- -----------------------------------------------------------------------------------------------------------------
   1            NAME OF REPORTING PERSON:                                   Ian M. Cumming
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON:
--------------- -----------------------------------------------------------------------------------------------------------------
   2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [X]
                                                                                                                   (b) [ ]
--------------- -----------------------------------------------------------------------------------------------------------------
   3            SEC USE ONLY

--------------- -----------------------------------------------------------------------------------------------------------------
   4            SOURCE OF FUNDS:                      N/A

--------------- -----------------------------------------------------------------------------------------------------------------
   5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):              [ ]
--------------- ----------------------------------------------------------- -----------------------------------------------------
   6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       United States

---------------------------- -------- -------------------------------------------------------------------------------------------
     NUMBER OF                  7     SOLE VOTING POWER:                                   8,120,172*
       SHARES
                             -------- -------------------------------------------------------------------------------------------
    BENEFICIALLY                8     SHARED VOTING POWER:                                 148,540
      OWNED BY
                             -------- -------------------------------------------------------------------------------------------
        EACH                    9     SOLE DISPOSITIVE POWER:                              8,120,172*
     REPORTING
                             -------- -------------------------------------------------------------------------------------------
    PERSON WITH                10     SHARED DISPOSITIVE POWER:                            148,540

--------------- -----------------------------------------------------------------------------------------------------------------
  11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   8,268,712*

--------------- -----------------------------------------------------------------------------------------------------------------
  12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [X]
                See Item 5.
--------------- -----------------------------------------------------------------------------------------------------------------
  13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        11.5 %*

--------------- -----------------------------------------------------------------------------------------------------------------
  14            TYPE OF REPORTING PERSON:                                   IN

--------------- -----------------------------------------------------------------------------------------------------------------

* After giving effect to consummation of the transactions described in this
Schedule 13D.



                                       2

----------------------------------------------------------------------------------                -------------------------------
CUSIP No.  527288 5 10 4                                                                13D
----------------------------------------------------------------------------------                -------------------------------

--------------- -----------------------------------------------------------------------------------------------------------------
   1            NAME OF REPORTING PERSON:                                   Joseph S. Steinberg
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON:
--------------- -----------------------------------------------------------------------------------------------------------------
   2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (a) [X]
                                                                                                                  (b) [ ]
--------------- -----------------------------------------------------------------------------------------------------------------
   3            SEC USE ONLY

--------------- -----------------------------------------------------------------------------------------------------------------
   4            SOURCE OF FUNDS:                      N/A

--------------- -----------------------------------------------------------------------------------------------------------------
   5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):             [ ]
--------------- ----------------------------------------------------------- -----------------------------------------------------
   6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       United States

---------------------------- -------- -------------------------------------------------------------------------------------------
     NUMBER OF                  7     SOLE VOTING POWER:                                   5,283,157*
       SHARES
                             -------- -------------------------------------------------------------------------------------------
    BENEFICIALLY                8     SHARED VOTING POWER:                                 3,505,112
      OWNED BY
                             -------- -------------------------------------------------------------------------------------------
        EACH                    9     SOLE DISPOSITIVE POWER:                              5,283,157*
     REPORTING
                             -------- -------------------------------------------------------------------------------------------
    PERSON WITH                10     SHARED DISPOSITIVE POWER:                            3,505,112

--------------- -----------------------------------------------------------------------------------------------------------------
  11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   8,788,269*

--------------- -----------------------------------------------------------------------------------------------------------------
  12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [X]
                See Item 5.
--------------- -----------------------------------------------------------------------------------------------------------------
  13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.3%*

--------------- -----------------------------------------------------------------------------------------------------------------
  14            TYPE OF REPORTING PERSON:                                   IN

--------------- -----------------------------------------------------------------------------------------------------------------

*After giving effect to consummation of the transactions described in this
Schedule 13D.

           Item 1. Security and Issuer.

           This Statement constitutes Amendment No. 12 to the Statement on
Schedule 13D, as previously amended (the "Schedule 13D"), filed with the Securities and Exchange Commission, by Ian M. Cumming and Joseph S. Steinberg with respect to the Common Shares, par value $1 per share (the "Common Shares"), of Leucadia National Corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meaning ascribed to them in the
Schedule 13D. The share amounts reflected in this Amendment No. 12 do not give effect to a three-for-two stock split to be effected in the form of a 50% stock dividend to be paid on December 31, 2004 to holders of record of the Company's Common Shares at the close of business on December 23, 2004 (the "Stock Dividend").

           Item 4. Purpose of Transaction.

           Item 4 is hereby amended by adding the following at the end thereof:

           The information set forth in Item 5 of this Schedule 13D is incorporated herein by reference.

           Item 5. Interest in Securities of the Issuer.

           (a)-(b) As of December 29, 2004 (after giving effect to the transactions described in this Amendment No. 12), Ian M. Cumming and Joseph S. Steinberg beneficially owned the following Common Shares:

           Ian M. Cumming is the beneficial owner of 8,120,172 Common Shares. The 8,120,172 Common Shares represent approximately 11.3 % of the 71,734,019 Common Shares outstanding as of December 23, 2004. Mr. Cumming has sole dispositive power over such Common Shares. Mr. Cumming may also be deemed to be the beneficial owner of an additional 148,540 Common Shares (.2%) beneficially owned by his wife (directly and through trusts for the benefit of Mr. Cumming's children of which Mr. Cumming's wife is trustee). The foregoing does not include an aggregate of 140,764 Common Shares (approximately .2%) that are beneficially owned by a private charitable foundation, of which Mr. Cumming is a trustee and President and as to which Mr. Cumming disclaims beneficial ownership.

           Joseph S. Steinberg is the beneficial owner of 5,283,157 Common Shares. The 5,283,157 Common Shares represent approximately 7.4% of the 71,734,019 Common Shares outstanding as of December 23, 2004. Mr. Steinberg has sole dispositive power over such Common Shares. Mr. Steinberg may also be deemed to be the beneficial owner of an additional 3,505,112 Common Shares (4.9%) beneficially owned by his wife, daughter and a family trust. The foregoing does not include an aggregate of 327,742 Common Shares (approximately .5%) beneficially owned by a trust for the benefit of Mr. Steinberg's children, of which Mr. Steinberg's wife is one of three trustees.

           Messrs. Cumming and Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of the Company. Each of Mr. Cumming and Mr.

Steinberg may, in the future, from time to time, acquire or dispose of additional Common Shares in private transactions, open market transactions or otherwise. Except as discussed in this Amendment No. 12, neither Mr. Cumming nor Mr. Steinberg has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

           (c)-(d) On December 29, 2004, each of Mr. Cumming and Mr. Steinberg entered into an agreement to sell 750,000 Common Shares to Jefferies & Company, Inc. in a private transaction at a sale price of $66.00 per share pursuant to separate Stock Purchase Agreements. Pursuant to those agreements, Jefferies & Company, Inc. will also receive the Stock Dividend in respect of the 750,000 Common Shares purchased from each of Mr. Cumming and Mr. Steinberg. All shares acquired from Mr. Cumming and Mr. Steinberg by Jefferies & Company, Inc. pursuant to the agreements are subject to registration rights pursuant to
Exhibit 1 to an Agreement and Plan of Reorganization between the Company and TLC Associates, a New York general partnership, dated February 23, 1989 (the "Registration Rights Provisions"). A copy of the Stock Purchase Agreement between Mr. Cumming and Jefferies & Company, Inc. is filed herewith as Exhibit 1, a copy of the Stock Purchase Agreement between Mr. Steinberg and Jefferies & Company, Inc. is filed herewith as Exhibit 2, and the Registration Rights Provisions are filed herewith as Exhibit 3. All of the Exhibits hereto are incorporated herewith by reference.

           Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

           Item 6 is hereby amended by adding the following at the end thereof:

           The information set forth in Item 5(c)-(d) of this Schedule 13D is incorporated herein by reference.

           Item 7. Material to be Filed as Exhibits.

           1. Stock Purchase Agreement, dated as of December 29, 2004, between Ian M. Cumming and Jefferies & Company, Inc.

           2. Stock Purchase Agreement, dated as of December 29, 2004, between Joseph S. Steinberg and Jefferies & Company, Inc.

           3. Registration Rights Provisions.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Dated: December 30, 2004



                                           By: /s/ Ian M. Cumming
                                               --------------------------------
                                               Ian M. Cumming

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Dated: December 30, 2004




                                           By: /s/ Joseph S. Steinberg
                                               --------------------------------
                                               Joseph S. Steinberg